Exhibit (a)(1)

November 5, 2012

Dear Stockholder,

          On October 23, 2012, MPF Northstar Fund 2, LP and other entities (collectively, “MPF”) initiated an unsolicited tender offer (the “Tender Offer”) to buy shares of common stock and the associated shares of Series A preferred stock (together, the “Units”) of Apple REIT Seven, Inc. (the “Company”) at a price of $5.00 per Unit. The Tender Offer is limited to 4.54 million Units or approximately 5% of our outstanding Units. The Company and MPF are not affiliated, and we believe the Tender Offer is not in the best interests of our stockholders.

          Our Board of Directors has carefully evaluated the terms of MPF’s offer and unanimously recommends that you reject this unsolicited, opportunistic offer and not tender your Units. We believe this offer is meant to take advantage of you and buy your Units at an unreasonably low price in order to make a profit and, as a result, deprive you of the potential value of your investment.  The Board of Directors acknowledges that each stockholder must evaluate whether to tender his, her or its Units to MPF pursuant to the Tender Offer and that an individual stockholder may determine to tender based on, among other things, the individual stockholder’s individual liquidity needs.

          The enclosed document is a copy of the Schedule 14D-9, which we filed with the SEC in response to MPF’s offer. The Schedule 14D-9 provides additional information for you and includes a more detailed description of our reasoning and recommendation against this Tender Offer. Please take the time to read it before making your decision. Some of the reasons why we strongly believe the Tender Offer is not in the best interests of our stockholders are as follows:

•

The Board of Directors believes that the $5.00 per Unit offer price represents an opportunistic attempt by MPF to purchase Units at an unreasonably low price and make a profit and, as a result, deprive the stockholders who tender Units of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board of Directors notes that, because the Company is a non-exchange traded REIT, there is a limited market for the Units and there can be no certainty regarding the long-term value of the Units, because the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8 — “Additional Information” of the enclosed Schedule 14D-9.

•

The per Unit book value of the Units as of September 30, 2012 is $7.09 per Unit, or a full $2.09 per Unit above the offer price. The Board of Directors notes that book value may not necessarily be representative of the liquidation value of the Company. The per Unit book value per share is the total of the Company’s assets (reduced by depreciation) less liabilities as reflected in its financial statements divided by the total outstanding shares. Assets and liabilities are recorded in the financial statements in accordance with generally accepted accounting principles and do not necessarily reflect fair value.

•	The offer price is less than MPF’s own estimate of the liquidation value of the Company per Unit. MPF acknowledges it has not made an independent appraisal of the Units or the Company’s properties.

•

The Company has paid distributions totaling $5.41 per Unit or approximately $430 million to Stockholders since inception of the Company, and intends to continue to pay distributions on a monthly basis. Although the timing and amount of distributions are within the discretion of the Board of Directors and the Board of Directors cannot guarantee that the Company will maintain its recent rate of distributions in the future, stockholders that choose to participate in the Tender Offer by selling their Units to MPF will lose the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

•

The Company has paid a total of approximately $124 million in redemption payments to Stockholders since the inception of its redemption program, including approximately $4 million in redemption payments in October 2012. The Company reserves the right to change the purchase price of redemptions, reject any request for redemption, or otherwise amend the terms of, suspend, or terminate the Unit Redemption Program.

          MPF states in their Tender Offer materials that they “are making the Offer…with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $5.00 per Share, the Purchasers are motivated to establish the lowest price which might be acceptable to Shareholders…” (Emphasis Added) MPF noted that MacKenzie Capital Management, LP, one of its affiliates (“MCM”), has previously engaged in a tender offer to purchase Units of the Company. In June 2011, MCM made a tender offer to purchase up to 5,000,000 Units of the Company for a gross purchase price of $3 per Unit. At the conclusion of the June tender offer, MCM reported that only 23,601.257 Units were tendered. In September 2011, MCM made another tender offer to purchase up to 5,000,000 Units of the Company for a gross purchase price of $4 per Unit. MCM later amended the terms of the September tender offer to reduce the number of Units it was offering to purchase from 5,000,000 to 500,000. At the conclusion of the September tender offer, MCM reported that only 25,989.677 Units were tendered. In February 2012, MCM made another tender offer to purchase up to 4,600,000 Units of the Company for a gross purchase price of $5 per Unit. MCM later amended the terms of the February tender offer to reduce the number of Units it was offering to purchase from 4,600,000 to 500,000. At the conclusion of the February tender offer, MCM reported that only 25,668.611 Units were tendered.

          In addition, there is no guarantee that the Tender Offer will be completed as soon as MPF implies. MPF cannot “rush” stockholders their payment and stockholders cannot get their “cash now” because the Tender Offer must be completed before any Units can be purchased, and the Tender Offer does not expire until December 14, 2012 at the earliest. This date may be extended by MPF in its sole discretion.

          In summary, we believe that you should view MPF as an opportunistic purchaser that is attempting to acquire your Units in order to make a profit and, as a result, deprive you of the potential long-term value of your Units.

          Should you have questions concerning the Tender Offer, please consult your financial advisor or our Investor Relations Department at 804.727.6321.

          We appreciate your trust in the Company and its Board of Directors. We encourage you to follow the Board of Directors’ recommendation and not tender your Units to MPF.

Sincerely,

Glade M. Knight
Chairman of the Board and Chief Executive Officer

Disclosures
Certain statements contained in this correspondence other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely” or other words or phrases of similar import. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of the Company to implement its acquisition strategy and operating strategy; the Company’s ability to manage planned growth; changes in economic cycles; the outcome of current and future litigation, regulatory proceedings, or inquiries; and competition within the real estate industry. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this correspondence will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such statements or the objectives and plans of the Company will be achieved. In addition, the Company’s qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 12, 2012 and in the section entitled “Item 1A. Risk Factors” in the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 13, 2012.